Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	June 24, 2003

First Point Receives Consultants Recommendations for Cacamuyá.
Expanded Trenching Program Continues at Rio Luna

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) today announced that the Company has received an exploration review of the Cacamuyá Gold property in Honduras from Mr. John Chulick B.Sc. (California Registered Geologist). As previously announced, Mr. Chulick was the Exploration Manager at Meridian Gold’s - El Penón mine in Chile from 1997 until recently.

Mr. Chulick’s report contains several observations, as follows: The first and most important target is the Cerro Chachagua vein, which has a known strike length of approximately 700 meters and has been tested only to a depth of only150 meters below surface. As previously reported (news release of December 12, 2002), six of 12 holes have significant mineralized pierce points with two considered to be very high grade. Drilling has concentrated on the west and east ends of the structure, and there is little drilling in the central portion. Mr. Chulick concludes that the potential for the Cerro Chachagua vein, within the 700 m strike identified to date, remains significant if additional drilling is able to demonstrate economic grades and widths below the current depth of drilling. There is, in addition, further potential if the vein can be extended along strike. At the D4/D5 target area, initial trenching and drilling has returned several significant intercepts (news release of February 25, 2003), but structural continuity has not so far been demonstrated. Significant potential remains, particularly if continuity can be established with the Carmen-Esperanza veins 900 meters to the west along strike. At Filo Lapa, an important potential is indicated by an apparent NNE trending multi-element geochemical anomaly that corresponds with zones of silicification plus sericite and argillic alteration. Prior to the next round of drilling, Mr. Chulick recommends a geophysical survey to better identify possible through-going structures and more reliably define drill targets. First Point will be engaging a contractor to complete this work, which will take several months.

The Company also announces that trenching is continuing on the Rio Luna Epithermal Gold Property in Nicaragua. To date, the Company has reported results from 46 hand trenches, which were completed over a 2.5 kilometers strike length along the El Paraíso vein system. As previously stated, First Point is encouraged by initial results. The gold bearing veins show considerable continuity, mineralized intervals average 2.8 meters and locally are up to 8 meters in true width, with results such as 21.1 and 11.7 grams/tonne gold over 1.9 and 2.2 meters respectively. Results from the second phase of trenching are anticipated within the next few weeks. Given the number of targets established to date, as well as the strike length of targets being developed, trenching will most likely continue through the summer. Once completed, these results will be used to define diamond drill targets.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, please view: www.firstpointminerals.com or phone Peter Bradshaw, President & CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

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